Exhibit 4.16

The Chairman of the Supervisory Board

Mr./Ms.

____________________
____________________
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Munich,

Dear Mr./Ms.                                         ,

Following your appointment as a full member of the Management Board of EPCOS AG (“the Company”) pursuant to the Supervisory Board’s decision of, the contractual relationship between you and the Company shall be governed by the provisions set forth below with effect from

1 Annual target compensation

Your compensation is defined as annual target compensation. It consists of a fixed annual salary (about 40%), a bonus (about 30%) and an annual payment (about 30%). The bonus is linked to an individually defined target amount and reaching an agreed performance target. The annual payment reflects the Company’s business performance and is calculated by multiplying an individual basic amount by a corporate factor. In January of every given fiscal year at the latest, the Presidency Committee of the Supervisory Board shall propose a performance target to which the bonus in that fiscal year shall be linked and simultaneously determine the corporate factor for the previous fiscal year.

Further details are governed by the guideline “Bonus for members of the Executive Committee”, which also applies to members of the Management Board of EPCOS AG and the current version of which is an integral part of this contract.

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1.1 Annual salary

Your gross annual salary is €                     .

This salary shall be paid out in installments of €                     after deduction of tax at the end of each month. In the event of your decease, your salary shall be paid for the last time for the month of your decease.

Should the Company experience economic difficulties, the Supervisory Board reserves the right to reduce salaries paid to members of the Management Board in general. If the event of such a reduction, you are entitled to terminate this contract by giving six weeks’ notice to the end of the next calendar quarter.

1.2 Bonus

The gross target amount of your bonus is set at €                    . You and the Presidency Committee of the Supervisory Board, as represented by the Chairman of the Supervisory Board, shall renegotiate and agree in writing the target to which your bonus is linked by the middle of the second quarter of each fiscal year at the latest. Once the consolidated financial statements of the EPCOS Group for a given fiscal year have been approved, the target amount shall be multiplied by the percentage with which the performance target was reached to determine the actual amount of the bonus to be paid out. Your bonus shall be paid out at the latest with your monthly salary for the February after the end of the fiscal year.

1.3 Annual payment

The gross basic amount for your annual payment is set at €                     . This amount corresponds to a gross annual payment of €                    , assuming a corporate factor of 15. Your annual payment shall be paid out at the latest together with your monthly salary for the February after the end of the fiscal year.

2 Stock options

Insofar as the Company operates a stock option plan, you shall, over and above your annual target compensation, usually be granted options on shares of EPCOS AG subject to the provisions of the current stock option plan and related guidelines.

The Presidency Committee of the Supervisory Board shall redefine the number of options to be granted to you for every fiscal year under the current stock option plan and during the term of the plan. Any claim to stock options is excluded, as is any claim to compensation for the value of options voided.

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3 Continuing payment of compensation in the event of illness

3.1 Should you be unable to work as a result of illness, the Company shall continue to pay your salary for the first six weeks. Should you be unable to work for a longer period, the following shall apply, provided no material amendments are made to current legislation:

•	if you are covered by statutory health insurance, you shall receive a supplement to sickness benefit for up to a further 72 weeks. This supplement shall be calculated to make up the difference (after deduction of tax) between sickness benefit paid by the statutory health insurance fund and your last net salary;

•	if you are not covered by statutory health insurance, you shall receive your last gross salary for a further 72 weeks.

3.2 In addition, during the first six weeks of illness and for the duration of payment of the above supplement or gross salary, your entitlement to the annual bonus defined in Section 1.2 and the annual payment defined in Section 1.3 shall not be curtailed.

3.3 Should EPCOS AG make any payments to you with respect to a circumstance that entitles you to claim damages from a third party (e.g. an accident), these claims shall be assigned to EPCOS AG up to the amount of such payments made.

4 Transitional payment/Company pension/Pension insurance/Health insurance

4.1 On your retirement, you shall receive a special transitional payment in addition to your company pension. This transitional payment shall be calculated on the basis of your last twelve monthly salaries and the total of the target amounts for the bonus defined in Section 1.2 and the annual payment defined in Section 1.3 for the fiscal year ending prior to your retirement. Should you retire in the course (i.e. not at the end) of a fiscal year, you may, within one month prior to your retirement date, submit a written declaration that the proportion of the annual payment in your transitional payment should be calculated as the pro rata annual payment over the last twelve months of your period of service.

This provision shall also apply if you leave the Company other than by retirement and none of the circumstances listed in Section 4.3 below applies.

4.2 Special payments such as premiums shall not be taken into account for calculation of the transitional payment.

4.3 The transitional payment shall not be paid if the Company gives notice to terminate your employment on material grounds for which you are responsible or if you resign from the Company before reaching the age of 60 or if, before reaching that age, you reject an offer to extend your term of office as a member of the Management Board.

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4.4 If your period of service is terminated prematurely by mutual agreement and if compensation payments are agreed in settlement of claims arising from this contract, the transitional payment may be reduced by the amount of such payments.

4.5 In the event of your decease prior to retirement, your transitional payment defined in Section 4.1 shall be paid out to an authorized person whom you have named in writing to the Company or in your last shall and testament, whoever was named last. The last person named shall be entitled to receive the transitional payment. If no authorized person has been named, your heir(s) shall receive the transitional payment.

4.6 The time at which the transitional payment is to be paid out must be agreed with the Company. Should you not respond within a reasonable period to a request from the Company to make such an agreement, the Company shall be authorized to determine an appropriate time of payment at its own discretion.

4.7 The Company undertakes to pay you a gross annual pension of €                     . Payment of this pension is subject to the Company’s conditions for company pension agreements with members of the Management Board.

4.8 The Company shall reimburse half of your expenditure for statutory pension insurance and/or for a life insurance policy in lieu thereof as a voluntary employer’s contribution, but not more than half of the maximum contribution to statutory pension insurance. The employer’s contribution paid to you as a member of the Management Board is taxable.

4.9 The Company shall reimburse part of your expenditure for voluntary health and nursing care insurance as a tax-free employer’s supplement. This supplement shall amount to half of your actual expenditure, but not more than half the amounts that would result from the average contribution rates of all statutory health and nursing care insurance funds.

5 Obligations

You are obliged

5.1 to conduct your business and discharge your duties properly in accordance with the statutory provisions applicable to board members of German stock corporations, the Articles of Association of EPCOS AG, and the Rules of Procedure of the Management Board, and to maintain secrecy regarding all confidential matters such as secrets pertaining to the business or operations of the Company and the EPCOS Group; the duty of secrecy shall continue after you have left the Company;

5.2 not to operate a commercial enterprise, not to do business on your own or a third party’s account in the industry in which EPCOS AG operates, and not to participate in any other commercial undertaking as a shareholder with personal liability;

5.3 to vacate any positions on supervisory boards or similar offices that you have held on behalf of the Company and to withdraw from any activities in industry

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associations and similar bodies to which the Company belongs on account of its business activities on the day on which you leave the Company’s service; you also undertake to do this sooner should the Company consider it necessary;

5.4 to return to the Company all written documents in your possession and all business records when you leave the Company’s service. Any right to retain such documents or records on whatever legal grounds is excluded. You shall neither delete information about the Company or the EPCOS Group stored on electronic data media on computers made available to you for business purposes nor retain copies thereof.

6 Inventions

The statutory provisions for inventions by employees shall apply accordingly to any inventions that you make.

7 Vacation

You are entitled to 30 working days’ vacation per calendar year. The relevant statutory regulations shall apply in the case of severe disablement.

8 Company car

The Company shall place a car at your disposal for the duration of your service to the Company. This vehicle may also be used for private purposes. The Chairman of the Supervisory Board shall determine which types of vehicle may be used as Company cars and what percentage of the costs shall be borne by the Company.

9 Private insurance cover/D&O insurance

Personal insurance cover (risk life insurance, occupational disability insurance, private accident insurance, private liability insurance and baggage insurance) taken out on your behalf by the Company shall be maintained by the Company for the duration of your term of office.

The Company has taken out directors and officers liability (D&O) insurance on your behalf. This insurance cover shall likewise be maintained at the Company’s expense for the duration of your term of office as long as this can, at the Company’s discretion, be done on reasonable commercial terms.

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10 Deferred compensation

Within the scope of current statutory regulations, the Company shall grant you the opportunity to convert part of your income into contributions to an additional pension plan known as deferred compensation for the duration of your term of office.

11 Term of contract/Premature termination

This contract shall expire on the date on which your term of office as a member of the Management Board ends. The same applies if your appointment to the Management Board is revoked. The contract shall be extended for the duration of every subsequent appointment unless you and the Company have entered into another agreement in this respect.

Either party to this contract may terminate it without notice if material grounds to do so exist (Section 626 German Civil Code). Such termination shall only be effective if stated in writing.

If compensation payments are agreed or severance pay becomes due in the event of premature termination of this contract, whether by mutual agreement or by giving notice, such compensation payments or severance pay shall be calculated on the basis of the period remaining until regular termination of the contract; the compensation payments or severance pay for each year remaining shall not exceed the annual target compensation applicable at the time of termination.

12 Notification of extended appointment

The Chairman of the Supervisory Board shall notify you of the Supervisory Board’s position on extending your term of office and under what conditions at least              months before regular expiry of this contract. Within one month of such notification, you shall inform the Chairman of the Supervisory Board in writing whether you would accept re-appointment and agree to the conditions proposed for the extended term of office.

13 Other provisions

Amendments or supplements to this contract must be made in writing. Any agreement to waive the written form can only be made in writing.

Unless otherwise stated in this contract, any previous agreements between you and the Company shall cease to apply.

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14 Court of arbitration

All disputes arising from or in connection with this contract that are not a matter of company law shall, if they cannot first be settled amicably, be settled under the Arbitration Code of Deutsche Institution für Schiedsgerichtsbarkeit e.V. (DIS) in the version applicable when this contract was signed. The arbitrator’s decision shall be final.

Please confirm your agreement with the content of this contract by signing and returning the enclosed copy.

Sincerely,

Chairman of the Supervisory Board

Agreed:

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